{GulfMark Letterhead}
July 16, 2010
VIA EDGAR AND FEDEX
Securities and Exchange Commission
100 F. St, N.E.
Washington, D.C. 20549

Attn:	Ms. Anne Nguyen Parker, Branch Chief Mr. Douglas Brown

RE:	GulfMark Offshore, Inc. Form 10-K File February 26, 2010 Proxy Statement on Schedule 14A Filed April 30, 2010 File No. 001-33607
Ladies and Gentlemen:
GulfMark Offshore, Inc. (the “Company”) does hereby submit correspondence relating to the Company’s responses to the comments of the staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter to the Company dated July 1, 2010 as follows:
Form 10-K for the Fiscal Year Ended December 31, 2009
General
1.	In light of recent events in the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that one of your vessels is involved in a spill, explosion or similar event. For example, and without limitation, please address the following:
•	Applicable insurance policies including the applicable policy limits related to your insurance coverage;

Securities and Exchange Commission

Attn:	Ms. Anne Nguyen Parker, Branch Chief Mr. Douglas Brown
July 16, 2010

•	whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and whether your customers would be obligated to indemnify you against any such claims;

•	clarify your insurance coverage with respect to any liability related to any resulting negative environmental effects; and

•	to the extent any of your contracts include cross-indemnification provisions, if applicable, quantify any specified monetary limits with respect to your obligations to indemnify other parties to those contracts, in connection with legal and financial consequences of spills of industrial waste and other liquids.
Response:
Applicable insurance policies including applicable policy limits related to our insurance coverage
We maintain various types of business insurance, including non-marine traditional property and casualty, workers compensation, fiduciary liability and directors and officers’ liability coverage.
Regarding marine insurance coverage, we maintain the highest levels of coverage offered to the marine industry, and we maintain deductibles that are low in comparison to mandatory standards.
As listed in the attached Schedule A, “Key Marine Insurance Coverage”, our marine insurance coverage includes (a) Hull & Machinery and War Risks for physical damage to or total loss of our vessels and (b) Protection & Indemnity for damage to property of others and for personal injury or death of individuals. Our marine insurance deductibles for any one claim range from $5,000 to $175,000, and our marine insurance policy limits, including bumbershoot (umbrella) coverage, are generally $100 million to $1 billion per occurrence or incident. Our insurance program is administered by an officer of the Company, is reviewed not less than annually with our insurance brokers and underwriters, and is reviewed by our Board of Directors on an annual basis.
Whether our existing insurance would cover any claims made against us by or on behalf of individuals who are not our employees in the event of personal injury or death, and whether our customers would be obligated to indemnify us against any such claims
Our insurance policies, including our Protection and Indemnity policies, respond to claims filed by third parties in the event of personal injury or death, within policy limits.

Securities and Exchange Commission

Attn:	Ms. Anne Nguyen Parker, Branch Chief Mr. Douglas Brown
July 16, 2010

Generally, indemnities and insurance limits for each vessel charter, or contract, are negotiated with each of our customers. Our contracts generally follow the industry standard of providing mutual hold harmless and indemnity agreements, which results in each party being liable or responsible for all claims related to its employees and its contractors, as well as any damage to its and its contractor’s property. Currently, substantially all of our contracts contain mutual hold harmless and indemnity provisions.
Recently, a small number of our customers have requested contractual provision that require us to respond to third-party claims. In some instances these contracts have also included minimum limits of insurance greater than those we currently carry for certain types of coverage. In these instances, prior to acceptance of the contract, we have negotiated changes to the offered contract to conform to our existing limits of insurance or to make the premium cost of the increased minimum limits reimbursable by the customer.
We evaluate these risk-transferring negotiations cautiously, and we feel that we have adequately mitigated this risk through existing coverage or acquiring supplemental coverage when appropriate.
Our insurance coverage with respect to any liability related to any resulting negative environmental effects
Our vessels carry very small quantities of environmentally sensitive materials, and we believe we have adequate coverage against the level of pollution liability for which we could be reasonably found liable. Regarding the potential negative environmental effects of pollution, our pollution liability coverage is as follows:
•	For any pollution, including discharge or escape from or caused by a vessel, of oil or any other substance, or the threat of such discharge or escape, there is a $1 billion limit under Protection and Indemnity covering the liabilities, losses, damages, costs and expenses.

•	In addition, for vessels operating in U.S. navigable waters, we have an additional $105 million of coverage through (a) a $5 million pollution liability policy underwritten by the Water Quality Insurance Syndicate (WQIS), as required by the Oil Pollution Act of 1990, and (b) a $100 million bumbershoot (umbrella) coverage above this limit.

Securities and Exchange Commission

Attn:	Ms. Anne Nguyen Parker, Branch Chief Mr. Douglas Brown
July 16, 2010

To the extent any of our contracts include cross-indemnification provisions, if applicable, quantify any specified monetary limits with respect to our obligations to indemnify other parties to those contracts, in connection with legal and financial consequences of spills of industrial waste and other liquids
Substantially all of our contracts require that we indemnify the customer against pollution claims, including cost of clean-up or control, arising from actual or threatened pollution occurring on our vessel or emanating from our property and equipment and our customer indemnifies us for the same when arising from actual or threatened pollution emanating from its property and equipment. For those contracts that do not include this mutual indemnification, our pollution coverage limits have met or exceeded the pollution limits requested by our customers and the recommendations of regulatory bodies.
We believe our disclosure regarding insurance coverage is adequate, but will undertake a continuing review of our disclosures in light of the current and new events that may affect these disclosures. We will include a new risk factor in our Form 10-Q for the quarter ended June 30, 2010, describing how events similar to that in the Gulf of Mexico may or could adversely impact our operations and financial condition.
Worldwide Fleet, Page 4
New Vessel Construction, Acquisition and Divestiture Program, and Drydocking Obligations, page 6
Vessel Divestitures/Vessels Held For Sale (Laid Up), page 7
2.	We note that you recognized a gain of approximately $0.9 million in the second quarter of 2009 on the sale of a special purpose vessel located in the North Sea that had not been included in your published vessel counts. Please tell us why this vessel was not included in your published vessel counts, and how you accounted for this vessel, prior to its sale.
Response:
Our vessel count includes only those vessels that are currently under contract or are being actively marketed for charter. The vessel referenced in this comment was an oil spill response vessel, a special purpose vessel built in 1971 and operated in our North Sea operating segment. It was operated only infrequently and as a result became un-economical to keep manned and maintained. This vessel was last included in our published vessel count in our Annual Report on Form 10-K for the year ended December 31, 2006. When the vessel was sold in the second quarter of 2009, it had a net book value of $150,000. Prior to the sale, the net book value of the

Securities and Exchange Commission

Attn:	Ms. Anne Nguyen Parker, Branch Chief Mr. Douglas Brown
July 16, 2010

vessel was included in “Vessels and equipment” in our consolidated balance sheet. We did not reclassify the vessel as an asset held for sale under the provisions of Accounting Standards Codification (“ASC”) 360-10-45-9. ASC 360-10-45-9 establishes six criteria that must be met related to the creation and implementation of a formal plan of sale. We did not meet all of the criteria and, accordingly, did not classify this asset as held for sale.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26
3.	Please tell us what consideration you gave to the disclosures pertaining to any “off balance sheet arrangements.” Refer to Item 303(a)(4) for additional guidance.
Response:
We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, that have been established for the purpose of facilitating off-balance sheet arrangements (as that term is defined in Item 303(a)(4)(ii) of Regulation S-K). We do have a less than 50% ownership interest in two unconsolidated joint ventures that we have evaluated for treatment as variable interest entities in accordance with ASC 810-10-15-14. These two joint ventures have a combined underlying capitalization (total debt and equity) of less than $6 million. Based on our evaluations, we concluded that the joint ventures should not be consolidated in our financial statements and that no disclosure relating to off-balance sheet arrangements is required.
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Financial Statements, page 3
4.	In future interim filings, please label all interim information presented as being unaudited, if true.
Response:
We will label our interim financial information as requested.

Securities and Exchange Commission

Attn:	Ms. Anne Nguyen Parker, Branch Chief Mr. Douglas Brown
July 16, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15
Goodwill, page 16
5.	We note your disclosure that goodwill related to your Americas operating segment is “vulnerable to a potential goodwill impairment,” though your most recent impairment test continued to indicate that no impairment had yet occurred. We further note that, due to your continuing concerns with the possibility of goodwill impairment for this region, you intend to perform quarterly assessments throughout 2010. With a view towards disclosure in future filings to provide additional information for readers to assess the probability of a future material impairment charge, please tell us:
•	The percentage by which the fair value of the Americas operating segment exceeded its carrying value, as of the date of your most recent test;

•	The methods and key assumptions you used, and how the key assumptions were determined;

•	The degree of uncertainty associated with your key assumptions, providing specifics to the extent possible (e.g., the valuation model assumed recovery from a business downturn within a defined period of time, etc.); and

•	The potential events and/or changes in circumstances that could reasonably be expected to negatively affect your key assumptions.
Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of Interpretive Release No. 33-8350, for additional guidance.
Response:
Excess Coverage Percentage
The testing we performed in conjunction with our first quarter impairment testing indicated that the percentage by which our Americas region fair value exceeded its carrying value as of March 31, 2010 was 15.2%.
As discussed further below under “Preliminary June 30, 2010 Goodwill Impairment Analysis”, we are in the process of completing our impairment analysis as of June 30, 2010, consistent with

Securities and Exchange Commission
Attn: Ms. Anne Nguyen Parker, Branch Chief
         Mr. Douglas Brown
July 16, 2010

our stated plan to evaluate goodwill for impairment on a quarterly basis. The first step in our analysis has indicated that a potential impairment of goodwill exists and we are conducting the second test at this time to evaluate the amount (if any) of the impairment.
Valuation Methods and Key Assumptions
We employed a weighting of three valuation methods to determine the fair value of our Americas region: a discounted cash flow valuation (“DCF”); an EBITDA multiple valuation; and a revenue multiple valuation. The valuation methods were weighted 50.0% to the DCF valuation; 42.5% to the EBITDA multiple valuation; and 7.5% to the revenue multiple valuation.
The key assumptions in the DCF analysis are those involved in the estimation of revenue in the years beyond 2010 (principally 2011 through 2013). These revenue estimates were based on day-rate (price) and utilization (volume) assumptions that we have developed over time to model our business through the energy commodity cycle. We use observed results from past cycles as a guide to forecasting future cycle peaks and troughs, we then establish a timeframe for the next cycle peak (or trough), and we then layer in gradual decreases (or increases) so that a reasonable, consistent cycle pattern is established.
The key inputs to the two multiple-based valuations are (a) the readily observed EBITDA/Enterprise Value multiple of our established peer group (the group has not changed since inception) multiplied by our actual historical EBITDA (adjusted for disclosed unusual items such as our 2009 asset impairment) and (b) actual historical revenue multiplied by the readily observed Revenue/Enterprise Value multiple of our established peer group.
Uncertainty of Assumptions
The assumptions utilized in the EBITDA-multiple and revenue-multiple valuation methods were based on observable historical numbers (trailing EBITDA and revenue) and the observed respective multiples of our established peer group.
The DCF valuation model assumed a recovery from the present business downturn (in the Americas region) in July 2012 (i.e., the revenue forecasted for July 2012 was consistent with the prior peak revenue of August 2008). The degree of uncertainty in this forecast is intended to be commensurate with the risk we see in the market. The peak-to-peak cycle duration was estimated to be four years, which is consistent with the average of the past several U.S. drilling cycles. We did not model-in additional capacity, acquisitions, or other non-routine events. We assumed revenue inflation consistent with cost inflation.

Securities and Exchange Commission
Attn: Ms. Anne Nguyen Parker, Branch Chief
         Mr. Douglas Brown
July 16, 2010

Potential Negative Events
Given the readily movable nature of a vessel, it has the flexibility to move within a particular region and take advantage of areas within a given region that are experiencing higher than average demand. Due to the cost of fuel and the opportunity cost of being idle, there is a general geographic constraint to this flexibility. In the eastern hemisphere, vessels operate and are managed as one region. Consequently, our vessels operating in North, Central, and South America are included in one region referred to as the “Americas”. Although operating as one region, there are independent factors that influence the supply and demand in different operating areas with the region. One of the areas within the Americas region that has been particularly affected by recent negative events is the Gulf of Mexico.
The market in the Gulf of Mexico is generally divided into two distinct areas: shallow-water and deepwater. The deepwater market has historically been less volatile and more profitable. The shallow-water market is highly-fragmented. Historically, the shallow-water market has been characterized by higher volatility and primarily price-based competition. Generally, in the Gulf of Mexico, 40% of our vessels are employed in the deepwater market and 60% in the shallow-water market.
In addition to these market dynamics, shallow-water drilling in the Gulf of Mexico has been almost exclusively focused on drilling for natural gas. There has been a general oversupply of natural gas inventories in North America over the past twelve months. Compounding this, an extensive, and relatively new, land-based source of natural gas resulting from the hydraulic fracturing of underground shale has developed. These factors gave us concern that there was a structural change in the market that would decrease the long-term demand for the offshore drilling of natural gas in the Gulf of Mexico. A decrease in natural gas drilling would lead to a decrease in the utilization of our vessels in the shallow-water areas of the Gulf of Mexico. Other factors also influenced our analysis, including a pattern of seasonality developing in offshore drilling in the Gulf of Mexico where shallow-water drilling activity during hurricane season decreases materially, gave us concern that shallow-water drilling would decrease over the summer of 2010 and remain low for an extended period of time.
The April 2010 event in the Gulf of Mexico and the resulting oil spill were not considered in our first quarter analysis and disclosure. Although the event had occurred 13 days prior to our filing, the ramifications of the event were not understood and initially significantly underestimated.
Our long-term strategy in the Gulf of Mexico was to become more focused on the deepwater business in the Gulf of Mexico. This business was less volatile and more profitable, and was more consistent with our businesses outside of the Gulf of Mexico. The ban on issuing new

Securities and Exchange Commission
Attn: Ms. Anne Nguyen Parker, Branch Chief
         Mr. Douglas Brown
July 16, 2010

drilling permits issued on April 30, 2010 and the deepwater drilling moratorium originally issued on May 28, 2010 (a) will negatively impact the near-term outlook for deepwater drilling, and (b) the additional regulation that is likely to result will require further delays before offshore drillers redeploy their rigs to the U.S. Gulf of Mexico.
Preliminary June 30, 2010 Goodwill Impairment Analysis
We performed the initial testing and evaluation proscribed by U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) as of and for the quarter ended June 30, 2010, and based on that proscribed testing have determined that an impairment of goodwill may exist. Accordingly, under U.S. GAAP we are performing additional procedures to determine the magnitude (if any) of the impairment. Our testing is not complete, but based on all readily available information we expect to announce in our June 30, 2010 earnings press release and on our conference call that we will take an impairment, which will be reflected in our Form 10-Q to be filed for the quarter ended June 30, 2010.
In addition, we reviewed the guidance on critical accounting estimates contained in Item 303(a)(3)(ii) of Regulation S-K and Section V of Interpretive Release No. 33-8350 and concluded that our previous disclosures were adequate.
Proxy Statement on Schedule 14A
Our Board of Directors, page 8
6.	We note your disclosure that your compensation committee considers risk in connection with its design of compensation programs for your executives, including disclosure on page 12 that the compensation committee “periodically reviews the components, the administration and operation of our incentive compensation programs to ensure that no material risks exist that would or could promote excessive risk taking that could be detrimental to the Company or [y]our stock.” Please advise us of the basis for your conclusion that disclosure pursuant to Item 402(s) of Regulation S-K is not necessary and describe the process you undertook to reach that conclusion.
Response:
Item 402(s) of Regulation S-K requires a registrant to discuss its policies and practices of compensating its employees, including non-executive officers, as they relate to risk management practices and risk-taking incentives, to the extent that risks arising from the registrant’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the registrant or its stock. The Commission specifically stated in Release

Securities and Exchange Commission
Attn: Ms. Anne Nguyen Parker, Branch Chief
         Mr. Douglas Brown
July 16, 2010

No. 33-9089 that the new rule does not require a company to make an affirmative statement that it has determined that the risks arising from its compensation policies and practices are not reasonably likely to have a material adverse effect on the company. For our 2010 Proxy Statement, we determined that disclosure in response to Item 402(s) of Regulation S-K was not required.
As part of its oversight of our employee compensation programs and practices, our Compensation Committee reviewed the components, administration and operation of our compensation programs to ensure that no material risks exist that would or could promote excessive risk taking that could be detrimental to us or our stock. In reaching its conclusion that disclosure is not necessary under Item 402(s) of Regulation S-K, the Compensation Committee noted that the Company has adequate controls in place to ensure that the overall compensation program incentives are reasonable and balanced and aligned to appropriate performance measures.
The Compensation Committee determined that the mix of cash and equity granted under our compensation programs strikes an appropriate balance between short- and long-term risk and reward decisions. Equity granted under our long-term compensation programs rewards performance over a sustained period of time and does not encourage management to take unnecessary or excessive risks in the short-term. In addition, the criteria for the company performance portion of our annual incentive and equity plans places significant weight on top line metrics such as our operating income growth, return on investment and EBITDA margins compared against our peer group, and on worldwide safety performance, which metrics are less likely to be affected by individual or group risk taking. We have also established stock ownership guidelines for our executives, which we believe aligns their interests with those of our stockholders.
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to the above staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
For your convenience, we are enclosing a copy of your July 1, 2010 letter. We are also filing this letter via EDGAR. Please telephone the undersigned (713-963-9522) with any questions or comments you may have regarding the enclosed.

Securities and Exchange Commission
Attn: Ms. Anne Nguyen Parker, Branch Chief
         Mr. Douglas Brown
July 16, 2010

Very truly yours,
/s/ Bruce A. Streeter
Bruce A. Streeter
President and Chief Executive Officer

Enclosures:	Schedule A July 1, 2010 Letter

cc:	Mr. Quintin Kneen Executive Vice President GulfMark Offshore, Inc. 10111 Richmond Ave., Ste. 340 Houston, TX 77042

Mr. Garney Griggs Strasburger & Price, LLP 1401 McKinney Street, Suite 2200 Houston, TX 77010

Schedule A
GULFMARK OFFSHORE, INC.
Key Marine Insurance Coverage

Coverage Type	Underwriter	Coverage: Limit (USD)
Protection & Indemnity[1] (including pollution liability) Fleet Excluding Norway & US	Shipowners’ Mutual Protection & Indemnity Association (Luxembourg)	3rd Party — personal injury or death, and damage to property: $10,000,000 Pollution: $1,000,000,000 each incident or occurrence Personal injury to or death of a crew member: Not less than $500,000,000
War Risk: $500,000,000

Protection & Indemnity[1] (including pollution liability) Norway Fleet	Gard P. & I. (Bermuda) Ltd	3rd Party — personal injury or death, and damage to property: $15,000,000 Pollution: $1,000,000,000 each incident or occurrence Personal injury to or death of a crew member: Not less than $500,000,000
War Risk: $500,000,000

Protection & Indemnity[1] (including pollution liability) US Fleet	Steamship Mutual Underwriting Association (Bermuda) Limited	3rd Party — personal injury or death, and damage to property: $1,000,000 Pollution: $1,000,000,000 each incident or occurrence Personal injury to or death of a crew member: Not less than $500,000,000
War Risk: $500,000,000

WQIS Pollution Liability[2] US Fleet	Water Quality Insurance Syndicate	U.S. navigable waters pollution: $5,000,000

Bumbershoots (Umbrella)	Navigators Insurance Company (Leading Interest)	$10,000,000 Primary $40,000,000 1st Excess Layer $50,000,000 2nd Excess Layer Total $100,000,000 in excess of Protection & Indemnity and WQIS Pollution Liability

Hull & Machinery, Increased Value and War Risks[3]	British Marine Luxembourg, Gard, UK War Risk	Replacement value of vessel

[1]	Protection and Indemnity provides liability coverage for risks of accidental nature, including but not limited to death, personal injury or illness to members of the crew, death and personal injury to third parties, full collision liability, damage to fixed and floating objects, property damage caused by the ship, pollution liability, wreck removal, towage operations, cargo and war risk liability.

[2]	Pollution Liability underwritten by the WQIS for all vessels operating in US navigable waters as required by the The Oil Pollution Act of 1990

[3]	Hull and Machinery, Increased Value and War Risks provide coverages for physical damage to or total loss of GulfMark vessels.